Jaguar Mining Inc.

Condensed Interim Consolidated Financial Statements

March 31, 2013 and 2012

(Unaudited)

JAGUAR MINING INC.

Condensed Interim Consolidated Balance Sheets

(Expressed in thousands of U.S. dollars)

(Unaudited)
		March 31, 2013	December 31, 2012

Assets
Current assets:
Cash and cash equivalents		$18,385	$13,856
Inventory	Note 3	25,829	26,342
Recoverable taxes	Note 4	8,615	9,031
Prepaid expenses and sundry assets		12,351	11,038
Derivatives	Note 5(a)	141	43
		65,321	60,310

Prepaid expenses and sundry assets		3,026	2,428
Restricted cash		109	609
Assets held for sale		1,843	612
Recoverable taxes	Note 4	53,771	54,458
Property, plant and equipment	Note 6	296,059	301,383
Mineral exploration projects	Note 7	84,435	84,075
		$504,564	$503,875

Liabilities and Shareholders' Equity
Current liabilities:
Accounts payable and accrued liabilities	Note 8	$27,148	$29,745
Notes payable	Note 9	27,561	27,388
Income taxes payable		16,015	15,451
Reclamation provisions		4,257	4,124
Other provisions		7,767	4,796
Deferred compensation liabilities		55	105
Other liabilities		19	20
		82,822	81,629

Notes payable	Note 9	247,395	240,158
Option component of convertible notes	Note 5(b)	3,336	4,458
Deferred income taxes		6,587	6,624
Reclamation provisions		16,611	16,927
Deferred compensation liabilities		193	216
Other liabilities		73	60
Total liabilities		357,017	350,072

Shareholders' equity:
Share capital		370,603	370,043
Stock options		1,705	2,137
Contributed surplus		16,557	16,015
Deficit		(241,318)	(234,392)
Total equity attributable to equity shareholders of the Company		147,547	153,803

		$504,564	$503,875

Subsequent events	Note 12

On behalf of the Board:

Richard Falconer

David Petroff

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

1

JAGUAR MINING INC.

Condensed Interim Consolidated Statements of Operations and Comprehensive Income (Loss)

(Expressed in thousands of U.S. dollars, except per share amounts)

(Unaudited)
		Three Months Ended March 31, 2013	Three Months Ended March 31, 2012

Gold sales		$41,170	$50,972
Production costs		(22,819)	(41,399)
Stock-based compensation		-	43
Depletion and amortization		(7,969)	(13,293)
Gross profit (loss)		10,382	(3,677)

Operating expenses:
Exploration		327	45
Paciência care and maintenance		708	-
Stock-based compensation (recoveries)		222	(808)
Administration		4,213	6,315
Management fees		-	30
Amortization		292	289
Other		2,984	401
Total operating expenses		8,746	6,272

Income (loss) before the following		1,636	(9,949)

Gain on derivatives	Note 5(a)	(482)	-
Gain on conversion option embedded in convertible debt	Note 5(b)	(1,122)	(14,325)
Foreign exchange gain		(647)	(3,175)
Accretion expense		457	595
Interest expense		8,174	7,123
Interest income		(260)	(1,858)
Loss (gain) on disposition of property		1,735	(278)
Other non-operating expenses (recoveries)		504	(27)
Total other expenses (income)		8,359	(11,945)

Income (loss) before income taxes		(6,723)	1,996
Income taxes
Current income taxes		338	319
Deferred income taxes (recoveries)		(135)	(1,132)
Total income taxes (recoveries)		203	(813)

Comprehensive income (loss) for the period		$(6,926)	$2,809

Basic and diluted earnings per share	Note 11	$(0.08)	$0.03

Weighted average number of common shares outstanding - basic	Note 11	84,906,423	84,409,648
Weighted average number of common shares outstanding - diluted	Note 11	84,906,423	84,431,344

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

2

JAGUAR MINING INC.

Condensed Interim Consolidated Statements of Shareholders' Equity

(Expressed in thousands of U.S. dollars)

(Unaudited)
		Common Shares		Stock Options	Contributed Surplus	Deficit	Total
	#	$	#	$	$	$	$

Balance, January 1, 2012	84,409,648	370,043	4,005,000	14,207	3,414	(149,855)	237,809
Net income	-	-	-	-	-	2,809	2,809
Balance, March 31, 2012	84,409,648	370,043	4,005,000	14,207	3,414	(147,046)	240,618

Balance, January 1, 2013	84,409,648	370,043	1,836,250	2,137	16,015	(234,392)	153,803
Shares issued (Note 10)	670,919	560	-	-	-	-	560
Vested options forfeited	-	-	(70,000)	(231)	231	-	-
Vested options expired upon termination	-	-	(100,000)	(311)	311	-	-
Stock-based compensation	-	-	-	110	-	-	110
Net income (loss)	-	-	-	-	-	(6,926)	(6,926)
Balance, March 31, 2013	85,080,567	370,603	1,666,250	1,705	16,557	(241,318)	147,547

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

3

JAGUAR MINING INC.

Condensed Interim Consolidated Statements of Cash Flows

(Expressed in thousands of U.S. dollars)

(Unaudited)
	Three Months Ended March 31, 2013	Three Months Ended March 31, 2012

Cash provided by (used in):
Operating activities:
Net income (loss) and comprehensive income (loss) for the period	$(6,926)	$2,809
Adjustments to reconcile net earnings to net cash provided by
(used in) operating activities:
Unrealized foreign exchange gain	(1,202)	(5,053)
Stock-based compensation expense (recovery)	222	(851)
Interest expense	8,174	7,123
Accretion expense	457	595
Deferred income taxes	(135)	(1,132)
Depletion and amortization	8,261	13,582
Unrealized gain on derivatives	(98)	-
Unrealized gain on option component of convertible note	(1,122)	(14,325)
Provision and loss on disposition of property, plant and equipment	2,224	-
Inventory recovery	-	(828)
Reclamation expenditure	(12)	(103)
	9,843	1,817
Change in non-cash operating working capital:
Inventory	436	(2,080)
Recoverable taxes	3,017	(1,957)
Prepaid expenses and sundry assets	(2,601)	(826)
Accounts payable and accrued liabilities	(3,095)	(1,378)
Income taxes payable	564	(408)
Other provisions	2,971	317
Deferred compensation liabilities	(64)	(1,612)
	11,071	(6,127)
Financing activities:
Repayment of debt	(7,098)	(1,100)
Increase in debt	11,762	6,000
Decrease in restricted cash	500	-
Interest paid	(3,963)	(3,152)
Other liabilities	11	(79)
	1,212	1,669
Investing activities:
Mineral exploration projects	(367)	(5,162)
Purchase of property, plant and equipment	(7,316)	(18,976)
Proceeds from disposition of property, plant and equipment	227	-
	(7,456)	(24,138)

Effect of foreign exchange on non-U.S. dollar denominated
cash and cash equivalents	(298)	3,984
Increase (decrease) in cash and cash equivalents	4,529	(24,612)
Cash and cash equivalents, beginning of period	13,856	74,475
Cash and cash equivalents, end of period	$18,385	$49,863

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

4

Jaguar Mining Inc.

Notes to Condensed Interim Consolidated Financial Statements

(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)

Three months ended March 31, 2013 and 2012

(Unaudited)

1.	Nature of business and basis of preparation:

Jaguar Mining Inc. (the “Company” or “Jaguar”) is a corporation continued under the Business Corporation Act (Ontario) engaged in the acquisition, exploration, development and operation of gold producing properties in Brazil. The address of the Company’s registered office is 67 Yonge Street, Suite 1203, Toronto, Ontario, M5E 1J8, Canada.

These condensed interim consolidated financial statements of the Company as at and for the periods ended March 31, 2013 and 2012 include the accounts of the Company and its wholly-owned subsidiaries: Mineração Serras do Oeste Ltda. (“MSOL”), Mineração Turmalina Ltda. (“MTL”) and Mineração Chega Tudo Ltda. (“MCT”). All significant intercompany accounts and transactions have been eliminated on consolidation.

2.	Statement of compliance:

These condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard 34 Interim Financial Reporting (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”).

The accounting policies applied in these interim condensed consolidated financial statements are consistent with those used in the Company’s annual audited consolidated financial statements for the year ended December 31, 2012, with the exception of the following standards and interpretations adopted in 2013:

Consolidated Financial Statements

IFRS 10 Consolidated Financial Statements (“IFRS 10”) introduces a new approach to determining which investees should be consolidated, and provides a single model to be applied in the control analysis for all investees. In addition, the consolidation procedures are carried forward substantially unmodified from IAS 27 Consolidated and Separate Financial Statements. The adoption of IFRS 10 was effective for the annual period beginning on January 1, 2013. There was no impact on the Company’s financial statements upon adoption of IFRS 10.

Joint Arrangements

IFRS 11 Joint Arrangements (“IFRS 11”), published in May 2011, replaces IAS 31 Interests in Joint Ventures and SIC-13 Jointly Controlled Entities – Non-Monetary Contributions by Venturers. IFRS 11 changes the accounting for joint ventures and removes the free choice between using the equity method and using proportionate consolidation. IFRS 11 was effective for reporting years beginning on or after January 1, 2013. There was no impact on the Company’s financial statements upon adoption of IFRS 11.

Disclosure of Interests in Other Entities

IFRS 12 Disclosure of Interests in Other Entities (“IFRS 12”) was issued by the IASB in May 2011. IFRS 12 requires enhanced disclosures for entities that have an interest in subsidiaries, joint arrangements, associates or unconsolidated structured entities. IFRS 12 was effective for annual periods beginning on or after January 1, 2013. There was no impact on the Company’s financial statements upon adoption of IFRS 12.

5

Jaguar Mining Inc.

Notes to Condensed Interim Consolidated Financial Statements

(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)

Three months ended March 31, 2013 and 2012

(Unaudited)

Fair Value Measurement

IFRS 13 Fair Value Measurement (“IFRS 13”), published in May 2011, provides a single source of guidance for defining fair value, measuring fair value, and disclosing fair value measurements. IFRS 13 was effective for annual periods beginning on or after January 1, 2013. This standard is adopted prospectively as of the beginning of the 2013 annual period. There was no impact on the Company’s financial statements upon adoption of IFRS 13.

Stripping Costs in the Production Phase of a Surface Mine

IFRIC 20 Stripping Costs in the Production Phase of a Surface Mine (“IFRIC 20”) was issued by the IASB to address accounting issues regarding waste removal costs incurred in surface mining activities during the production phase of a mine, referred to as production stripping costs. The new interpretation addresses the classification and measurement of production stripping costs as either inventory or as a tangible or intangible non-current “stripping activity asset”. The standard also provides guidance for the depreciation or amortization and impairment of such assets. IFRIC 20 was effective for reporting years beginning on or after January 1, 2013. There was no impact on the Company’s financial statements upon adoption of IFRIC 20.

These condensed interim consolidated financial statements were authorized for issue by the audit committee on May 13, 2013.

3.	Inventory:

	March 31,	December 31,
	2013	2012
Raw material	$3,127	3,483
Mine operating supplies	9,177	9,221
Ore stockpiles	1,628	1,308
Gold in process	11,897	12,330
	$25,829	$26,342

4.	Recoverable taxes:

	December 31,		Sale of	Applied to	Foreign	March 31,
	2012	Additions	credits	payroll taxes	exchange	2013
Value added taxes and other (i)	$47,229	$1,601	$-	$(828)	$693	$48,695
ICMS (ii)	19,182	512	(3,779)	-	321	16,236
Reserve for ICMS (ii)	(2,922)	(48)	425	-	-	(2,545)
	$63,489	$2,065	$(3,354)	$(828)	$1,014	$62,386
Less: current portion	9,031					8,615
Long-term portion	$54,458					$53,771

(i)	The Company is required to pay certain taxes in Brazil that are based on purchases of consumables and property, plant and equipment. These taxes are recoverable from the Brazilian tax authorities through various methods.

(ii)	ICMS is a type of value added tax which can either be sold to other companies (usually at a discount rate ranging from 10% to 15%) or be used to purchase certain machinery and equipment.

6

Jaguar Mining Inc.

Notes to Condensed Interim Consolidated Financial Statements

(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)

Three months ended March 31, 2013 and 2012

(Unaudited)

Included in prepaid expenses and sundry assets is $10.5 million related to receivable from sales of ICMS tax credits to other companies (December 31, 2012 - $8.0 million).

5.	Risk management policies:

(a)	Derivative financial instruments:

i) Forward foreign exchange contracts:

As at March 31, 2013, the Company had the following forward foreign exchange contracts to purchase Brazilian Reais (R$) as follows:

Settlement Date	Amount in US$	Amount in R$
30-Apr-13	$1,000	R$	2,074
30-Apr-13	1,000		2,079
31-May-13	1,000		2,152
31-May-13	1,000		2,157
	$4,000	R$	8,462

As at March 31, 2013, derivative assets included $141,000 of unrealized foreign exchange gains relating to the forward foreign exchange contracts (December 31, 2012 - $43,000). Included in the statements of operations and comprehensive income (loss) are the following amounts of unrealized and realized gains on foreign exchange derivatives:

	Three Months Ended
	March 31,
	2013	2012
Unrealized gain	$(98)	$-
Realized gain	(384)	-
	$(482)	$-

(b)	Financial instruments

i) Fair value estimation:

IFRS 7 Financial Instruments - Disclosures prescribes the following three-level fair value hierarchy for disclosure purposes based on the transparency of the inputs used to measure the fair values of financial assets and liabilities:

a.	Level 1 – quoted prices (unadjusted) of identical instruments in active markets that the reporting entity has the ability to access at the measurement date.

b.	Level 2 – inputs are quoted prices of similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; inputs other than quoted prices used in a valuation model that are observable for that instrument; and inputs that are derived principally from or corroborated by observable market data by correlation or other means.

7

Jaguar Mining Inc.

Notes to Condensed Interim Consolidated Financial Statements

(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)

Three months ended March 31, 2013 and 2012

(Unaudited)

c.	Level 3 – one or more significant inputs used in a valuation technique are unobservable for the instruments.

Determination of fair value and the resulting hierarchy requires the use of observable market data whenever available. The classification of a financial instrument in the hierarchy is based upon the lowest level of input that is significant to the measurement of fair value.

As at March 31, 2013, the option component of the convertible notes was measured at fair value as follows:

	March 31,	December 31,
	2013	2012
Option component of convertible notes	$3,336	$4,458

The option components of the convertible notes are fair valued using the Crank-Nicolson valuation model which requires inputs, such as volatility and credit spread, that are both unobservable and significant, and therefore are categorized as Level 3 in the fair value hierarchy.

The table below summarizes a sensitivity analysis for the inputs of volatility and credit spread as at March 31, 2013 and December 31, 2012 with all other variables held constant. It shows how the option component of the convertible notes and income before taxes would have been affected by changes in these relevant risk variables that were reasonably possible at that date.

ii) Inter-relationship between key unobservable inputs and fair value measurements:

Impact to option component of convertible notes:

	Change for Sensitivity	Impact of Changes as at	Impact of Changes as at
Assumption	Analysis	March 31, 2013	December 31, 2012
Volatility	5% increase	$389	$457
	5% decrease	(383)	(456)

Credit spread	1% increase	32	40
	1% decrease	(33)	(42)

The carrying amount of the option components of the convertible notes was $3.3 million as at March 31, 2013 (December 31, 2012 - $4.5 million). The change in fair value of $1.1 million for the three months ended March 31, 2013 is shown as a gain on conversion option embedded in convertible debt in the statements of operations and comprehensive loss (three months ended March 31, 2012 - $14.3 gain).

8

Jaguar Mining Inc.

Notes to Condensed Interim Consolidated Financial Statements

(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)

Three months ended March 31, 2013 and 2012

(Unaudited)

6.	Property, plant and equipment (“PPE”):

	Processing			Leasehold	Assets under	Mining
Property, Plant and Equipment	plant	Vehicles	Equipment	improvements	construction	properties	Total
Cost
Balance at January 1, 2012	$13,865	$14,442	$220,431	$2,744	$11,772	$283,709	$546,963
Additions	25	3,164	3,855	6	10,379	32,760	50,189
Interest capitalized	-	-	-	-	-	(229)	(229)
Disposals	-	(3,820)	(7,020)	(430)	-	-	(11,270)
Transfer to assets held for sale	-	(154)	(1,748)	-	(998)	-	(2,900)
Reclassify within PPE	1,790	2	16,924	44	(18,760)	-	-
Reclassify from MEP	-	-	-	-	-	2,230	2,230
Balance at December 31, 2012	$15,680	$13,634	$232,442	$2,364	$2,393	$318,470	$584,983

Balance at January 1, 2013	$15,680	$13,634	$232,442	$2,364	$2,393	$318,470	$584,983
Additions	-	-	433	18	2,128	3,822	6,401
Interest capitalized	-	-	-	-	-	143	143
Disposals	-	(131)	(1,857)	-	(397)	-	(2,385)
Transfer to assets held for sale	-	124	(2,493)	-	397	-	(1,972)
Balance at March 31, 2013	$15,680	$13,627	$228,525	$2,382	$4,521	$322,435	$587,170

Accumulated amortization and impairment
Balance at January 1, 2012	$7,789	$7,041	$57,295	$963	$-	$85,200	$158,288
Amortization for the year	868	2,226	18,563	461	-	19,158	41,276
Impairment loss	1,115	1,238	18,384	189	922	69,748	91,596
Transfer to assets held for sale	-	(96)	(982)	-	-	-	(1,078)
Disposals	-	(2,622)	(3,430)	(430)	-	-	(6,482)
Balance at December 31, 2012	$9,772	$7,787	$89,830	$1,183	$922	$174,106	$283,600

Balance at January 1, 2013	$9,772	$7,787	$89,830	$1,183	$922	$174,106	$283,600
Amortization for the year	268	486	4,004	117	-	3,653	8,528
Disposals	-	(81)	(342)	-	-	-	(423)
Transfer to assets held for sale	-	81	(675)	-	-	-	(594)
Balance at March 31, 2013	$10,040	$8,273	$92,817	$1,300	$922	$177,759	$291,111

Carrying amounts
At December 31, 2012	$5,908	$5,847	$142,612	$1,181	$1,471	$144,364	$301,383
At March 31, 2013	$5,640	$5,354	$135,708	$1,082	$3,599	$144,676	$296,059

9

Jaguar Mining Inc.

Notes to Condensed Interim Consolidated Financial Statements

(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)

Three months ended March 31, 2013 and 2012

(Unaudited)

During the three months ended March 31, 2013 the Company transferred $1.4 million to assets held for sale. Included in Other non-operating expenses for the three months ended March 31, 2013 is an impairment charge of $539,000 relating to these assets (three months ended March 31, 2012 - $nil).

7.	Mineral exploration projects:

Mineral Exploration Projects	Paciência	Turmalina	Caeté	Gurupi	Pedra Branca	Total

Balance at January 1, 2012	$3,616	$8,865	$16,381	$60,076	$-	$88,938
Additions	439	711	529	7,050	39	8,768
Impairment loss	(3,302)	(8,099)	-	-	-	(11,401)
Reclassify to PPE	(753)	(1,477)	-	-	-	(2,230)
Balance at December 31, 2012	-	-	16,910	67,126	39	84,075

Balance at January 1, 2013	$-	$-	$16,910	$67,126	$39	$84,075
Additions	-	42	-	98	178	318
Interest capitalized	-	-	42	-	-	42
Balance at March 31, 2013	$-	$42	$16,952	$67,224	$217	$84,435

8.	Accounts payable and accrued liabilities:

	March 31,	December 31,
	2013	2012
Accounts payable (suppliers)	$14,473	$17,582
Interest payable	3,713	3,217
Accrued payroll	8,050	7,793
Other	912	1,153
	$27,148	$29,745

10

Jaguar Mining Inc.

Notes to Condensed Interim Consolidated Financial Statements

(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)

Three months ended March 31, 2013 and 2012

(Unaudited)

9.	Notes payable:

	March 31,	December 31,
	2013	2012
Bank indebtedness	$25,871	$25,839
Vale note	7,856	7,671
4.5% convertible notes	148,293	145,818
5.5% convertible notes	89,309	88,218
Renvest credit facility (a)	3,627	-
Total notes payable	274,956	267,546
Less: current portion	27,561	27,388
Long-term portion	$247,395	$240,158

Fair value of notes payable	$131,733	$128,625

Principal repayment over the next five years:

2013	$27,748
2014	176,949
2015	189
2016	103,500
Total	308,386
Less: unamortized discounts	33,430
$274,956

(a) On October 29, 2012, the Company announced that it had arranged a $30.0 million standby credit facility (the “Facility”) with Renvest Mercantile Bancorp Inc. through its Global Resource Fund (the “Lender”).

Interest will be applied to the outstanding balance of all amounts drawn down from the Facility at a fixed rate of eleven percent (11%) per annum, payable monthly in arrears. Additional draw down and standby fees are payable in cash and in common shares of the Company. The proceeds from any drawdown will be available for working capital related to its Turmalina, Paciência and Caeté mining projects in Brazil. The Facility includes a general security agreement over all of the Company’s and its subsidiaries’ present and future assets, delivery of the shares of the Company’s subsidiaries and loan guarantees by the Company’s subsidiaries. Loan covenants include restrictions on additional borrowing and granting of security and a requirement that the Company use commercially reasonable efforts to maintain the listing of its common shares on the TSX during the term of the loan.

On January 25, 2013, the Company made an initial drawdown of $5.0 million on the Facility and concurrently issued 570,919 common shares of the Company (Note 10) to the Lender pursuant to the terms of the Facility. The initial drawdown and any subsequent drawdowns under the Facility mature in July 2014.

The Facility is reduced by $1.4 million of transaction costs which will be amortized using the effective interest method over the term of the Facility.

11

Jaguar Mining Inc.

Notes to Condensed Interim Consolidated Financial Statements

(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)

Three months ended March 31, 2013 and 2012

(Unaudited)

10.	Capital stock:

Common shares:

On January 14, 2013, 100,000 inducement shares, valued at $69,000, were granted to the new Chief Operating Officer of the Company.

On January 25, 2013, 570,919 shares, valued at $491,000, were granted to the Lender upon the initial drawdown of $5.0 million of the Facility (see Note 9).

11.	Basic and diluted earnings per share:

Dollar amounts and share amounts in thousands, except per share amounts.

	Three Months Ended
	March 31,
	2013	2012
Numerator
Net income (loss) for the period	$(6,926)	$2,809

Denominator
Weighted average number of common shares
outstanding - basic	84,906	84,410
Dilutive effect of options	-	21
Weighted average number of common shares
outstanding - diluted	84,906	84,431

Basic earnings per share	$(0.08)	$0.03
Diluted earnings per share	$(0.08)	$0.03

The determination of the weighted average number of common shares outstanding for the calculation of diluted earnings per share does not include the following effect of options and convertible notes since they are anti-dilutive.

Options and convertible notes considered anti-dilutive	Three Months Ended
	March 31,
	2013	2012
Options	1,751	3,983
Convertible notes	26,650	26,650
	28,401	30,633

12.	Subsequent events:

(i)	On April 5, 2013, 200,000 stock options were granted to the Chief Financial Officer, at a strike price of Cdn$0.61. One-third of the options vested immediately. One-third will vest after one year and one-third after two years. The options expire April 5, 2018.

12

Jaguar Mining Inc.

Notes to Condensed Interim Consolidated Financial Statements

(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)

Three months ended March 31, 2013 and 2012

(Unaudited)

(ii)	On May 2, 2013, the Board adopted a shareholder rights plan agreement (the “Rights Plan”) between the Company and Computershare Trust Company of Canada, as rights agent. The objective of the Rights Plan is to ensure, to the extent possible, that all shareholders of the Company are treated equally and fairly in connection with any initiative to acquire control of the Company.

The Rights Plan is not intended to and will not prevent a take-over of the Company. The Rights Plan is designed to give shareholders sufficient time to properly assess a take-over bid without undue pressure and to give the Board time to consider alternatives designed to allow shareholders to receive full and fair value for the Shares. Additionally, the Rights Plan is designed to provide shareholders with equal treatment in a take-over bid.

The Rights Plan must be confirmed by shareholders within six months of its effective date. The Company currently intends to seek shareholder approval of the Rights Plan at its next annual and special meeting of shareholders to be held on June 10, 2013.

(iii)	On May 10, 2013, the Company announced that the remaining $25.0 million under the $30.0 million Facility was available to be drawn down. Although Jaguar has no immediate plans to draw down any funds under the Facility, it is available for, among other things, working capital requirements related to the Company´s Turmalina, Paciência and Caeté mining properties in Brazil.

13